Exhibit 15.3

February 25, 2020

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Alcon Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16F(a) of Form 20-F of Alcon Inc. dated February 25, 2020. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers SA

Geneva, Switzerland

Attachment

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Following the Spin-off of Alcon from Novartis, the Audit and Risk Committee determined that PricewaterhouseCoopers LLP (“PwC US”), the US member firm of PricewaterhouseCoopers International Limited (“PwCIL”), would become our Principal Auditor as set forth in the audit standard guidance of the Public Company Accounting Oversight Board (PCAOB). As required under Swiss law and as mandated by our shareholders, PricewaterhouseCoopers SA (“PwC CH”), the Swiss member firm of PwCIL, would remain the auditor under International Standards on Auditing (ISA) for purposes of the group and company statutory IFRS statements issued for SIX and Swiss regulatory purposes. Consequently, on April 29, 2019 the Committee approved the appointment of PwC US as our independent registered public accounting firm for the year ending December 31, 2019. Simultaneously, the Committee dismissed PwC CH as our independent registered public accounting firm.
The reports of PwC CH on our Consolidated Financial Statements as of and for the years ended December 31, 2017 and 2018 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.
PwC US participated in a portion of the audit of our Consolidated Financial Statements for the years ended December 31, 2017 and 2018. During the Company’s fiscal years ended December 31, 2017 and 2018 and in the subsequent interim period through April 29, 2019, there were (i) no disagreements between the Company and PwC CH on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC CH, would have caused PwC CH to make reference to the subject matter of the disagreements in its audit reports as defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto); and
(ii) no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.
The Company has provided PwC CH with a copy of this Form 20-F and requested that PwC CH provide the Company with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of PwC CH’s letter, dated February 25, 2020 is attached as Exhibit 15.2 to this Form 20-F.
During the Company’s fiscal years ended December 31, 2017 and 2018 and in the subsequent interim period through April 29, 2019, other than in the normal course of the audit, neither the Company nor anyone on its behalf consulted with PwC US, on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that PwC US concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement”, as defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a “reportable event” as defined in Item 16F(a)(1)(v) of Form 20-F.